Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of T Stamp Inc. on Form S-1 (File No. 333-274160, 333-272343 and 333-284525) and Form S-3 (File No. 333-271091 and 333-280884) of our report dated March 31, 2025, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern and an emphasis of matter paragraph related to the adjustments for the reverse stock split, with respect to our audits of the consolidated financial statements of T Stamp Inc. as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023, which report is included in this Annual Report on Form 10-K of T Stamp Inc. for the year ended December 31, 2024.

/s/ Marcum LLP

Marcum LLP
Marlton, NJ
March 31, 2025